EXHIBIT 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND SEPTEMBER 30, 2022 AND

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

F-1

FARMMI, INC.

F-2

Farmmi, Inc.

Condensed Consolidated Balance Sheets

	March 31,	September 30,
	2023	2022
Assets	(unaudited)	(audited)
Current Assets
Cash	$69,356,991	41,167,501
Short-term deposit	-	35,144,444
Short-term investments	648	5,820
Notes receivable	14,284	3,528,235
Accounts receivable, net	27,341,913	16,351,244
Advances to suppliers, net	58,976,245	48,633,604
Other receivable	-	7,440,705
Inventories, net	442,184	716,278
Other current assets	410,362	206,566
Due from a related party	20,920	59,983
Total current assets	156,563,547	153,254,380

Biological assets	9,872,611	9,638,722
Long-term investments	7,331,787	140,578
Property, plant and equipment, net	33,558	44,868
Intangible assets, net	-	6,747
Right-of-use assets, net	579,901	534,351
Deferred tax assets	169,051	163,207
Total Assets	$174,550,455	163,782,853

Liabilities and Shareholders' Equity
Current Liabilities
Short-term loans	1,456,113	-
Long-term loans - current portion	1,580,263	1,505,353
Convertible promissory notes	6,225,425	2,178,511
Derivative liability	-	3,450,000
Note payable	12,828	12,385
Accounts payable	1,205,464	197,137
Due to related parties	1,265	948
Operating lease liabilities – current	70,621	46,543
Other current liabilities	1,306,381	898,444
Total current liabilities	11,858,360	8,289,321
Long-term loans - non-current portion	176,797	292,285
Operating lease liabilities – non-current	523,988	517,156
Total Liabilities	12,559,145	9,098,762

Commitment and contingencies

Shareholders' Equity
Ordinary share, $0.025 par value, 24,000,000 shares authorized, 23,906,985 and 23,906,985 shares issued and outstanding at March 31, 2023 and September 30, 2022, respectively	597,675	597,675
Additional paid-in capital	152,162,658	152,162,658
Statutory reserve	563,236	1,153,813
Retained earnings	17,112,140	14,903,491
Accumulated other comprehensive (loss) income	(8,444,399)	(14,133,546)
Total Farmmi, Inc.’s Shareholders' Equity	161,991,310	154,684,091
Noncontrolling Interest	-	-
Total Shareholders' Equity	161,991,310	154,684,091

Total Liabilities and Shareholders' Equity	$174,550,455	163,782,853

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

Farmmi, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the six months ended March 31,
	2023	2022
Revenues
Sales to third parties	$60,547,274	$42,134,665
Sales to related parties	-	1,050
Total revenues	60,547,274	42,135,715
Cost of revenues	(58,377,822)	(39,148,005)
Gross profit	2,169,452	2,987,710

Operating expenses
Allowance for doubtful accounts	(193,932)	(361,847)
Selling and distribution expenses	(52,146)	(127,345)
General and administrative expenses	(1,271,111)	(3,113,213)
Total operating expenses	(1,517,189)	(3,602,405)

Income (loss) from operations	652,263	(614,695)

Other income (expenses)
Change in fair value of derivative liability	2,129,709	-
Interest income	751,791	71,814
Interest expense	(302,707)	(122,290)
Amortization of debt issuance costs	(1,476,435)	-
Loss from extinguishment	(1,255,942)	-
Government grant	1,456,032	-
Other income, net	257	81,823
Total other income, net	1,302,705	31,347

Income (loss) before income taxes	1,954,968	(583,348)
Provision for income taxes	(375,109)	(3,590)
Net income (loss)	$1,579,859	$(586,938)

Comprehensive income
Net income (loss)	$1,579,859	$(586,938)
Foreign currency translation	5,689,147	2,430,396
Comprehensive income attributable to Farmmi, Inc.	$7,269,006	$1,843,458

Weighted average number of ordinary shares
Basic	23,906,985	22,583,259
Diluted	38,029,792	22,583,259
Earnings (loss) per ordinary share
Basic	$0.07	$(0.03)
Diluted	$0.04	$(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Farmmi, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended March 31, 2023 and 2022

(Unaudited)

			Additional			Accumulated Other	Total Farmmi, Inc.’s		Total
	Ordinary shares		Paid in	Statutory	Retained	Comprehensive	Shareholders'	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance at September 30, 2021	22,311,215	$557,781	$147,088,227	$973,555	$9,127,377	$2,128,972	$159,875,912	$916,506	$160,792,418

Share-based compensation expenses	400,000	10,000	1,997,328	-	-	-	2,007,328	-	2,007,328
Issuance of common shares, net	1,200,000	30,000	5,970,000	-	-	-	6,000,000	-	6,000,000
Reverse share-split adjustment	(4,230)	(106)	106	-	-	-	-		-
Foreign currency translation gain	-	-	-	-	-	2,430,396	2,430,396	-	2,430,396
Disposal of a subsidiary	-	-	(2,893,001)	-	3,732,392	82,449	921,840	(916,506)	5,334
Net loss for the year	-	-	-	-	(586,938)	-	(586,938)	-	(586,938)
Statutory reserve	-	-	-	17,144	(17,144)	-	-	-	-

Balance at March 31, 2022	23,906,985	$597,675	$152,162,660	$990,699	$12,255,687	$4,641,817	$170,648,538	-	$170,648,538

Balance at September 30, 2022	23,906,985	$597,675	$152,162,658	$1,153,813	$14,903,491	$(14,133,546)	$154,684,091	-	$154,684,091

Foreign currency translation gain	-	-	-	-	-	5,689,147	5,689,147	-	5,689,147
Disposal of a subsidiary	-	-	-	(948,792)	987,005	-	38,213	-	38,213
Net income for the year	-	-	-	-	1,579,859	-	1,579,859	-	1,579,859
Statutory reserve	-	-	-	358,215	(358,215)	-	-	-	-

Balance at March 31, 2023	23,906,985	$597,675	$152,162,658	$563,236	$17,112,140	$(8,444,399)	$161,991,310	-	$161,991,310

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Farmmi, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended March 31,
	2023	2022
Cash flows from operating activities
Net income (loss)	$1,579,859	$(586,938)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Changes in allowances - accounts receivable	126,115	(183)
Changes in allowances - advances to suppliers	-	362,030
Changes in allowances - inventories	67,817	-
Changes in allowances - long-term investment	92,977	-
Depreciation and amortization	19,608	36,339
Amortization of operating lease right-of-use assets	9,719	(163,301)
Loss (gain) on short-term investment	5,301	(25,809)
(Gain) loss from disposal of a subsidiary	(14,343)	15,757
Amortization of debt issuance costs	1,476,435	-
Amortization of biological assets	109,570	-

Change in fair value of derivative liability	(2,129,709)	-
Loss from extinguishment	1,255,942	-
Share-based compensation	-	2,000,000
Changes in operating assets and liabilities:
Accounts receivable	(10,379,339)	5,705,789
Advances to suppliers	(8,472,722)	(3,176,809)
Notes receivables	3,585,875	(3,931,869)
Inventory, net	227,444	(3,909,673)
Other current assets	(199,819)	9,203,508
Accounts payable	989,604	663,071
Operating lease liabilities	(25,177)	218,136
Other current liabilities	370,726	(35,704)
Net cash (used in) provided by operating activities	(11,304,117)	6,374,344

Cash flows from investing activities
Purchase of property, plant and equipment	-	(1,094)
Short-term deposits	35,858,745	(36,487,740)
Acquisition of subsidiaries	-	(11,009,232)

Proceeds from disposal of subsidiary	6,857	2,752,278
Purchase of long-term investments	(7,171,749)	(157,275)
Purchase of short-term investments	-	(157,275)
Other receivables	7,591,935	(7,863,737)
Advances to related parties	(12,585)	-
Repayment of advances to related party	53,074	-
Net cash provided by (used in) investing activities	36,326,277	(52,924,075)

Cash flows from financing activities
Net proceeds from share issuance	-	6,000,000
Borrowings from bank loans	1,557,704	-
Repayments of bank loans	(226,730)	(46,808)
Repayment of advances from related parties	-	(57,673)
Proceeds from advances from related parties	279	-
Net cash provided by financing activities	1,331,253	5,895,519

Effect of exchange rate changes on cash	1,837,247	(3,335,361)

Net increase (decrease) in cash	28,190,660	(43,989,573)
Cash, beginning of period	41,166,331	59,262,514
Cash, end of period	$69,356,991	$15,272,941
	-
Supplemental disclosure information:
Income taxes paid	$30,577	$5,626
Interest paid	$77,875	$85,769

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$84,542	$401,615

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FAMI” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FAMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, which in turn owns 100% equity interest of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”), Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) and Farmmi (Hangzhou) Health Development Co., Ltd (“Farmmi Heath Development”), four wholly foreign-owned entities (each, a “WFOE”) formed by Farmmi International under the laws of the People’s Republic of China (“PRC” or “China”).

Farmmi Health Development owns 100% equity interest in Zhejiang Farmmi Medical Health Technology Co., Ltd (“Farmmi Medical Health”) which was established under the laws of the PRC on September 18, 2021.

Farmmi Enterprise, Farmmi Technology and Farmmi Ecology own 30%, 40% and 30% of equity interests in Zhejiang Farmmi Holdings Group Co., Ltd. (“Farmmi Holdings”), respectively, which was established under the laws of the PRC on September 18, 2021.

On December 23, 2021, a board resolution of Zhejiang Farmmi Agricultural Technology Group Co., Ltd. (“Farmmi Agricultural”) (formerly known as Hangzhou Suyuan Agriculture Technology Co., Ltd., “Suyuan Agriculture”), a company incorporated in the PRC, was passed to reorganize certain companies mentioned below with nil consideration.

Under the above-mentioned reorganization, (i) on December 30, 2021, Farmmi Holdings started to own 100% interest in Farmmi Agricultural, which was previously owned by Farmmi Enterprise (31.7%) and Farmmi Technology (68.3%); (ii) Farmmi Agricultural owns 100% of the equity interest of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd (“Farmmi Supply Chain”), a company established under the laws of the PRC, on February 10, 2022 and was previously 100% owned by Farmmi Ecology.

On September 27, 2021,the Company,through its subsidiary, Zhejiang Fammi Agricultural Supply Chain Co., Ltd., acquired Jiangxi Xiangbo Agriculture and Forestry Development Co. Ltd (“Jiangxi Xiangbo”), established under the laws of the PRC, from Ganzhou Tengguang Agriculture and Forestry Development Co., Ltd. for a total price of RMB70 million ($11 million). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Jiangxi Xiangbo, which in turn owns 100% interest in Yudu County Yada Forestry Co., Ltd, established under the laws of the PRC (“Yudu Yada”). As a result, Jiangxi Xiangbo and Yudu Yada became the subsidiaries of the Company.

On September 27, 2021, the Company, through its subsidiary, Zhejiang Fammi Agricultural Supply Chain Co., Ltd., acquired Guoning Zhonghao (Ningbo) Trading Co., Ltd. (“Guoning Zhonghao”), established under the laws of the PRC, from Ningbo Guoning Zhonghao Technology Co., Ltd. and Jianxin Huang, an individual, for a total consideration of RMB5,000 ($788). After the consummation of the acquisition, Farmmi Supply Chain owns 100% equity interest in Guoning Zhonghao.

Farmmi Agricultural owns 100% of equity interests in Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”), Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”) and Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) and 77.2% equity interest in Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”). FLS Mushroom, Farmmi Biotech, Farmmi Food, and Farmmi E-Commerce”) were all established under the laws of the PRC. The remaining 22.8% equity interest in Farmmi E-Commerce is owned by Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”). Nongyuan Network was incorporated on December 8, 2015 under the laws of the PRC and focuses on the development of network marketing and provides a network platform for sales of agriculture products.

F-7

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

On September 18, 2016, Farmmi Agricultural entered into a series of contractual agreements with Zhengyu Wang, the then sole-owner of Nongyuan Network. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements empowered Farmmi Agricultural to exercise management control over the activities that most significantly impact the operation results of Nongyuan Network, obligated Farmmi Agricultural to absorb a majority of the risk of loss from Nongyuan Network’s activities, and entitled Farmmi Agricultural to receive a majority of their residual returns. In essence, Farmmi Agricultural and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred 100% of his shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang started to hold 100% of the ownership interest of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new sole owner of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Farmmi Agricultural. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1)

Zhengyu Wang, Nongyuan Network and Farmmi Agricultural signed a termination agreement to confirm that the Original VIE Agreements had been terminated because Zhengyu Wang was no longer the shareholder of Nongyuan Network;

(2)

Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Farmmi Agricultural signed a joint statement to confirm that the board of directors of the Company had the ultimate authority over the matters of the VIE (defined below), Nongyuan Network.

FAMI believes that Xinyang Wang VIE Agreements enable Farmmi Agricultural and FAMI to keep effective control over Nongyuan Network, and as a result Nongyuan Network should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of Nongyuan Network are consolidated with those of Farmmi Agricultural.

On September 7, 2021, Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Mediservice”) was established under the laws of the PRC. Nongyuan Network and Farmmi Ecology own 95% and 5% of the equity interests in Yitang Mediservice, respectively.

On September 17, 2021, Zhejiang Yiting Medical Technology Co., Ltd. (“Yiting Meditech”) was established under the laws of the PRC. Yitang Mediservice owns 100% interest in Yiting Meditech.

On November 23, 2021, the Company incorporated Shanghai Zhongjian Yiting Healthcare Technology Partnership (Limited Partnership) (“Zhongjian Yiting”), and Yiting Meditech owns 93.75% of the ownership interest of it.

On January 10, 2022, Lishui Yifeng Medical Health Technology Co., Ltd (“Yifeng Medihealth”) was established under the laws of the PRC.

Yitang Mediservice owns 100% of the equity interest in Yifeng Medihealth. Yifeng Medihealth was deregistered in April 2023.

On January 10, 2022, Lishui Yilong Enterprise Management Co., Ltd (“Yilong Enterprise”) was established under the laws of the PRC. Yitang Mediservice owns 100% of the equity interest in Yilong Enterprise. Yilong Enterprise was deregistered in April 2023.

On January 19, 2022, Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) (“YF YL MediTech”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YF YL MediTech. YF YL MediTech was deregistered in April 2023.

F-8

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

On January 19, 2022, Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) (“YT SK Medihealth”) was established under the laws of the PRC. Yifeng Medihealth owns 20% and Yilong Enterprise owns 80% interest in YT SK Medihealth. YT SK Medihealth was deregistered in April 2023.

On May 27, 2022, Zhejiang Farmmi Ecological Agriculture Technology Co., Ltd (“Farmmi Eco Agri”) was established under the laws of the PRC. FLS Mushroom owns 100% of the equity interest in Farmmi Eco Agri.

On July 13, 2022, Farmmi Canada Inc. (Farmmi Canada) was established under the laws of the Canada. Farmmi Inc. owns 100% of the equity interest in Farmmi Canada.

On April 20, 2023, Farmmi USA Inc. (Farmmi USA) was established under the laws of the United States of America. Farmmi Inc. owns 100% of the equity interest in Farmmi USA.

As of March 31, 2023, details of the subsidiaries of FAMI are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
FAMI	July 28, 2015	Cayman	Parent	Holding company
Farmmi International	August 20, 2015	Hong Kong	100%	Holding company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100%	Holding company
Farmmi Technology	June 6, 2016	Zhejiang, China	100%	Holding company
Farmmi Agricultural	December 8, 2015	Zhejiang, China	100%	Holding company
Farmmi Food	December 26, 2017	Zhejiang, China	100%	Dehydrating, further processing and distribution of edible fungus
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	100%	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100%	Research and development of mushroom powder and mushroom extract
Farmmi Ecology	April 25, 2021	Zhejiang, China	100%	Holding company
Farmmi Supply Chain	May 11, 2021	Zhejiang, China	100%	Agricultural products supply chain
Farmmi Health Development	September 17, 2021	Zhejiang, China	100%	Health development
Farmmi Medical Health	September 18, 2021	Zhejiang, China	100%	Medical health
Farmmi Holdings	September 18, 2021	Zhejiang, China	100%	Holding company
Jiangxi Xiangbo	June 18, 2021	Jiangxi, China	100%	Holding company
Yudu Yada	November 10, 2010	Jiangxi, China	100%	Forestry development
Guoning Zhonghao	June 15, 2021	Zhejiang, China	100%	Agriculture exporting
Farmmi Eco Agri	May 27, 2022	Zhejiang, China	100%	Agriculture products
Farmmi Canada	July 13, 2022	Canada	100%	Agriculture products
Farmmi USA	April 20, 2023	USA	100%	Import and export of agriculture products
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Yitang Mediservice	September 7, 2021	Zhejiang, China	100% subsidiary of the VIE	Medical services
Yiting Meditech	September 17, 2021	Zhejiang, China	100% subsidiary of the VIE	Medical technology
Yifeng Medihealth	January 10, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical health
Yilong Enterprise	January 10, 2022	Zhejiang, China	100% subsidiary of the VIE	Management services
YF YL MediTech	January 19, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical technology
YT SK Medihealth	January 19, 2022	Zhejiang, China	100% subsidiary of the VIE	Medical health

F-9

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

FAMI, its subsidiaries, VIE and VIE’s subsidiaries (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms, Mu Er mushrooms, trading agricultural products such as tapioca, corn, cotton and corn starch. Approximately 99.9% of the Company’s products are sold in China.

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2022 and 2021. Operating results for the six months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending September 30, 2023.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of the Company’s main operation subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of variable interest entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

F-10

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The condensed consolidating table below disaggregated the Condensed Consolidated Balance Sheets of the Company into into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated as of March 31, 2023 and September 30, 2022.

	As of March 31, 2023 (unaudited)
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$139,689,717	$127,854,855	-	$143,744,535	-
Current assets excluding intercompany receivables	138,450,476	831,079	17,098,150	183,842	156,563,547
Current assets	278,140,193	128,685,934	17,098,150	143,928,377	156,563,547
Investment in subsidiaries	-	40,065,205	-	-	-
Non-current assets excluding investment in subsidiaries	10,783,715	8,788	7,194,405	-	17,986,908
Non-current assets	10,783,715	40,073,993	7,194,405	-	17,986,908
Total assets	288,923,908	168,759,927	24,292,555	143,928,377	174,550,455
Intercompany payables	271,599,390	120,627,140	19,061,875	702	-
Current liabilities excluding intercompany payables	887,077	549,371	3,850,837	6,571,075	11,858,360
Current liabilities	272,486,467	121,176,511	22,912,712	6,571,777	11,858,360
Non-current liabilities	549,078	151,707	-	-	700,785
Total liabilities	273,035,545	121,328,218	22,912,712	6,571,777	12,559,145
Total shareholders' equity (net assets)	$15,888,363	$47,431,709	$1,379,843	$137,356,600	$161,991,310

	As of September 30, 2022
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Intercompany receivables	$163,676,919	$114,994,912	-	$140,445,311	-
Current assets excluding intercompany receivables	91,926,232	33,986	57,133,125	4,161,037	153,254,380
Current assets	255,603,151	115,028,898	57,133,125	144,606,348	153,254,380
Investment in subsidiaries	-	40,424,517	-	-	-
Non-current assets excluding investment in subsidiaries	10,500,217	8,484	19,772	-	10,528,473
Non-current assets	10,500,217	40,433,001	19,772	-	10,528,473
Total assets	266,103,368	155,461,899	57,152,897	144,606,348	163,782,853
Intercompany payables	255,440,223	109,255,668	54,420,549	702	-
Current liabilities excluding intercompany payables	590,393	226,814	1,789,357	5,682,757	8,289,321
Current liabilities	256,030,616	109,482,482	56,209,906	5,683,459	8,289,321
Non-current liabilities	657,734	151,707	-	-	809,441
Total liabilities	256,688,350	109,634,189	56,209,906	5,683,459	9,098,762
Total shareholders' equity (net assets)	$9,415,018	$45,827,710	$942,991	$138,922,889	$154,684,091

F-11

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the six months ended March 31, 2023 and 2022.

	For the six months ended March 31, 2023 (unaudited)
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$38,044,279	$10,588,053	$11,914,942	-	$60,547,274
Cost of revenues	(35,945,422)	(10,580,039)	(11,852,361)	-	(58,377,822)
Gross profit	2,098,857	8,014	62,581	-	2,169,452
Operating expenses	(459,615)	(32,297)	(287,996)	(737,281)	(1,517,189)
Income (loss) from operations	1,639,242	(24,283)	(225,415)	(737,281)	652,263
Other income (expenses)	1,519,485	(12,064)	624,292	(829,008)	1,302,705
Income (loss) before income taxes	3,158,727	(36,347)	398,877	(1,566,289)	1,954,968
Provision for income taxes	(373,292)	-	(1,817)	-	(375,109)
Net income (loss)	$2,785,435	$(36,347)	$397,060	$(1,566,289)	$1,579,859

	For the six months ended March 31, 2022 (unaudited)
	Other entities	WFOE that is
	that are	the primary	VIE and its		Consolidated
	consolidated	beneficiary	subsidiaries	FAMI	total
Revenues	$31,295,055	$1,635,180	$9,205,480	$—	$42,135,715
Cost of revenues	(28,722,969)	(1,593,024)	(8,832,012)	—	(39,148,005)
Gross profit	2,572,086	42,156	373,468	—	2,987,710
Operating expenses	(463,455)	(95,927)	(513,142)	(2,529,882)	(3,602,405)
Income (loss) from operations	2,108,631	(53,771)	(139,674)	(2,529,882)	(614,695)
Other expenses	52,050	42,526	(61,369)	(1,860)	31,347
Income (loss) before income taxes	2,160,681	(11,245)	(201,043)	(2,531,742)	(583,348)
Provision for income taxes	(3,590)	—	—	—	(3,590)
Net income (loss)	$2,157,091	$(11,245)	$(201,043)	$(2,531,742)	$(586,939)

F-12

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into FAMI, the VIE and its subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the six months ended March 31, 2023 and 2022.

	For the six months ended March 31, 2023 (unaudited)
		WFOE
	Other	that is the
	entities	primary	VIE
	that are	beneficiary	and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities	$30,419,620	$(345,212)	$(37,321,430)	$(4,057,095)	$(11,304,117)
Net cash provided by (used in) investing activities	(382)	-	36,326,659	-	36,326,277
Net cash provided by (used in) financing activities	(4,485)	331,693	1,004,045	-	1,331,253
Effect of exchange rate changes on cash	1,843,401	(2,514)	(3,640)	-	1,837,247
Net (decrease) increase in cash and restricted cash	32,258,154	(16,033)	5,634	(4,057,095)	28,190,660
Cash, beginning of period	183,030	37,393	61,196	4,057,179	41,166,331
Cash, end of period	$32,441,184	$21,360	$66,830	$84	$69,356,991

		For the six months ended March 31, 2022
	Other	WFOE
	that is the	VIE
	entities	primary	VIE
	that are	beneficiary	and its		Consolidated
	consolidated	of the VIE	subsidiaries	FAMI	total
Net cash (used in) provided by operating activities from
continuing operations	$(44,026,361)	$9,735,052	$47,125,836	$(6,460,183)	$6,374,344
Net cash (used in) provided by investing activities from
continuing operations	(8,389,513)	2,830,945	(47,365,507)	—	(52,924,075)
Net cash provided by financing activities from
continuing operations	(49,881)	—	—	5,945,400	5,895,519
Effect of exchange rate changes on cash and restricted
cash	(3,381,344)	39,573	6,410	—	(3,335,361)
Net increase (decrease) in cash and restricted cash	(55,847,099)	12,605,570	(233,261)	(514,783)	(43,989,573)
Cash and restricted cash from continuing operations,
beginning of year	183,030	116,447	434,135	522,915	59,262,514
Cash and restricted cash from continuing operations, end
of year	$(55,664,069)	$12,722,017	$200,874	$8,132	$15,272,941

F-13

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Consolidation of variable interest entities

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute 95% of VIE’s earnings after eliminating VIE’s accumulated losses and making appropriation of VIE’s after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIE’s earnings will be through payment of service fees to Farmmi Agricultural, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes and Farmmi Agricultural is subject to corporate income tax up to 25% for its net income. Under the VIE agreements, when there is a change of shareholder in VIE, amount owed by VIE to the Company should be first settled. The condensed consolidating table below quantified the transfer between FAMI, its subsidiaries, VIE and its subsidiaries, WFOE that is the primary beneficiary of the VIE and the investors for the six months ended March 31, 2023 and 2022. These transfers were mainly for the purpose of providing working capital between FAMI, its subsidiaries, VIE and its subsidiaries and WFOE that is the primary beneficiary of the VIE.

	Transfer to
	Holding		Consolidated	Other
Transfer from	Company	WFOE	VIE	subsidiaries	Investors
Holding company	-	$291,223	-	-	-
WFOE	-	-	$418,780	$7,578,036	-
Consolidated VIE	-	$5,782,726	-	$212	-
Other subsidiaries	-	$1,724,246	$71,771	-	-

F-14

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, valuation of the warrants and the valuation of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million ($72,806) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under ASC Topic 230. As of March 31, 2023 and September 30, 2022, the Company had restricted cash of nil and nil, respectively.

Short-term deposit

Short-term deposit relates to fixed terms cash deposits with financial institutions with original maturities of more than three months and less than a year. As of March 31, 2023 and September 30, 2022, the Company had short-term deposit of nil and $35,144,444 earning interest at nil and 2.05% per annum with one year maturity on October 15, 2022, respectively.

Short-term investments

The Company accounts for all investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. All investments with original maturities of greater than three months not exceeding twelve months are classified as short-term investments, while those of more than twelve months are classified as long-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

F-15

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Long-term investments

The Company’s long-term investments consist of equity securities without readily determinable fair value.

The Company adopted ASC Topic 321, Investments-Equity Securities (“ASC 321”) from September 1, 2018. Pursuant to ASC 321, for equity securities measured at fair value with changes in fair value record in earnings, the Company does not assess whether those investments are impaired. For those equity securities that the Company selects to use the measurement alternative, the Company uses the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”). If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

As of March 31, 2023 and September 30, 2022, the Company evaluated its investments, taking into consideration, including, but not limited to, the duration, degree and causes of the decline in financial results, its intent and ability to hold the investment and the invested companies' financial performance and near-term prospects. Based on the evaluation, the company’s long-term investment is not impaired.

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments – Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An Impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2023 and September 30, 2022, the Company had no impairment for long-term investments.

F-16

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Biological assets

Biological assets mainly consist of bamboo forests managed for future bamboo harvest and sales, of which the Company owned 82 forest right certificates with expiry dates ranging from December 30, 2026 to December 9, 2070 and with an area of 9.6 km2. The forest types are mixed mature forests which can be harvested for commercial purposes. The forests mainly consist of bamboo, fir trees and other trees. Biological assets are initially measured at cost and subsequently amortized on a straight-line basis over its estimated useful lives.

Amortization expenses were $109,570 and nil for the six months ended March 31, 2023 and 2022, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Forestry	fair value
Plant, machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred.

Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible assets, net

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of three years.

Amortization expenses were $6,885 and $17,965 for the six months ended March 31, 2023 and 2022, respectively.

F-17

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended March 31, 2023 and 2022.

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract (s) with the customer, (ii)  identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advance from customers. As of March 31, 2023 and September 30, 2022, the contract liabilities are $479,490 and $637,165, respectively, and included in other current liabilities on the consolidated balance sheets. For the six months ended March 31, 2023 and 2022, there was no revenue recognized from performance obligations related to prior periods.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead.

Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

F-18

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The component of basic and diluted EPS were as follows:

Six months ended March 31,	2023	2022
Net income (loss) available for ordinary shareholders (A)	$1,579,859	$(586,939)

Weighted average outstanding ordinary shares (B)
- basic	23,906,985	22,583,259
- diluted	38,029,792	22,583,259

Earnings (loss) per ordinary share - basic (A/B)	$0.07	$(0.03)

Earnings (loss) per ordinary share - diluted (A/B)	$0.04	$(0.03)

F-19

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term deposit, short-term investments, notes receivable, accounts receivable, advances to suppliers, other current assets, short-term bank loans accounts payable, due to related parties, operating lease liabilities –current and other current liabilities, approximate their recorded values due to their short-term in nature. The fair value of longer term operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

F-20

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Beneficial conversion feature

The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable is retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Debt issuance costs and debt discounts

The Company may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed.

Fair value of the embedded derivatives in the convertible promissory notes

The convertible promissory notes consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”). The net proceeds of these convertible promissory notes were first allocated to the fair value of the derivative liability. Subsequent changes in fair value of the derivative liability were recorded in other income.

The Company measures the fair value of the embedded derivative by reference to the fair value on the issuance date and maturity date of the convertible promissory notes and revalues them at each reporting date. In determining the fair value of the embedded derivatives, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price at the reporting date; risk-free interest rate; and the remaining life of the embedded derivatives. The inputs used in the Black-Scholes model are taken from observable markets. Changes to assumptions used can affect the amounts recognized in the consolidated financial statements.

F-21

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of March 31, 2023 and September 30 2022, $69,332,191 and $76,308,051 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $72,806) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Leases

The Company adopted ASU 2016-02, Leases on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases.

F-22

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2023 and September 30, 2022 were RMB1 for $0.1456 and $0.1406, respectively. The average exchange rates for the six months ended March 31, 2023 and 2022 were RMB1 for $0.1434 and $0.1573, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $37,053 and $105,918 for the six months ended March 31, 2023 and 2022, respectively, which included selling and distribution expenses in the accompanying unaudited condensed statements of operations.

F-23

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, Nongyuan Network’s and Nongmi East’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC and a subsidiary in Canada is subject to income tax laws of Canada. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2023 and September 30, 2022. As of March 31, 2023, the tax years ended December 31, 2015 through December 31, 2022 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-24

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Risks and uncertainties

The operations of the Company are located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in PRC do not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

F-25

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its unaudited condensed consolidated financial statements but does not expect this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its unaudited condensed consolidated financial statements and disclosures.

F-26

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable consisted of the following:

	As of	As of
	March 31	September 30,
	2023	2022
	(unaudited)
Accounts receivable	$27,477,450	$16,358,493
Less: allowance for doubtful accounts	(135,537)	(7,249)
Accounts receivable, net	$27,341,913	$16,351,244

Allowance for doubtful accounts of $135,537 and $7,249 was made for certain accounts receivable as of March 31, 2023 and September 30, 2022, respectively.

F-27

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Advances to suppliers, net

Advances to suppliers consisted of the following:

	As of	As of
	March 31	September 30,
	2023	2022
	(unaudited)
Advances to suppliers	$58,979,620	$48,636,862
Less: allowance for doubtful accounts	(3,375)	(3,258)
Advances to suppliers, net	$58,976,245	$48,633,604

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration and were further renewed for another three years in June 2021. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er.

In order to enter into the trading of agricultural products in bulk, the Company signed a framework agreement on agricultural products purchase and sales cooperation with Ningbo Caixiang Trading Co., Ltd. on May 25, 2021. Ningbo Caixiang Trading Co., Ltd. is located in Ningbo City, a port city, and is the gathering and distributing place of agriculture products in bulks in the Yangtze River Delta region, with rich resources of agricultural products. The contract with Ningbo Caixiang Trading Co., Ltd. expired in May 2022, and the two parties renewed the agricultural product supply agreement in May 2022, with a validity of 3 years. The agreement agreed that Ningbo Caixiang should provide the Company with agricultural products of no less than RMB200 million yuan (including but not limited to cotton, corn, etc.) and pay part of the payment in advance to lock up the goods.

On April 1, 2020, the Company signed a framework cooperation agreement with Lishui Zhelin Trade Co., Ltd. (“Zhelin Trade”), which is valid for 4 years. Zhelin Trade is located in the agricultural product distribution center in Liandu District - Southwest Zhejiang Agricultural Trade City, which has convenient logistics and timely agricultural product information. Therefore, the cooperation agreement stipulates that Zhelin Trade will process and deliver edible mushroom products on behalf of Zhelin Trade, and the Company is required to make advance payment to ensure the timeliness of goods supply and delivery.

Due to the increase of edible fungus business and preventing untimely supply of goods arising from natural disasters, the Company signed a cooperation agreement with Suizhou Huayu Ecological Agriculture Co., Ltd. on August 1, 2022. Suizhou Huayu is located in Suizhou City, Hubei Province. Suizhou City is the main production area of edible fungi in central China. The cultivation of edible fungi in this area is mainly family farms and cooperatives. Advance payment is required to ensure supply, The timely and stable supply of goods and the quality of goods can be guaranteed by paying the suppliers in advance.

Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to these suppliers, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through these suppliers. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund. Allowance for doubtful accounts of $3,375 and $3,258 was made for certain advances to suppliers as of March 31, 2023 and September 30, 2022, respectively.

F-28

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Inventories, net

Inventories, net, from the Company’s continuing operations consisted of the following:

	As of	As of
	March 31,	September 30,
	2023	2022
	(unaudited)
Raw materials	$418,788	$620,252
Packaging materials	80,346	63,703
Finished goods	63,325	81,975
Inventory	562,459	765,930
Less: allowance for inventory reserve	(120,275)	(49,652)
Inventory, net	$442,184	$716,278

As of March 31, 2023 and September 30, 2022, allowance for inventory reserve was $0.1 million and $0.05 million, respectively.

Note 6 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2023	2022
	(unaudited)
Plant, machinery and equipment	$66,756	$64,449
Transportation equipment	51,004	49,241
Office equipment	20,980	20,254
Subtotal	138,740	133,944
Accumulated depreciation	(105,182)	(89,076)
Total	$33,558	$44,868

Depreciation expense was $12,724 and $18,375 for the six months ended March 31, 2023 and 2022, respectively.

F-29

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Loans

The following table summarizing the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective annual interest rate of each secured and unsecured short-term and long-term loan:

				As of	As of
				March 31,	September 30,
				2023	2022
				(unaudited)
	Loan	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	amount	interest
As of March 31, 2023	date	date	in RMB	in USD	in USD	rate	Note
Secured short-term loans
China Guangfa Bank Co., Ltd.	November 1, 2022	October 31, 2023	5,000,000	$728,056	-	3.95%	1
Industrial Bank Co., Ltd	January 16, 2023	January 14, 2024	2,000,000	291,223	-	5.13%	2
Total secured short-term loans			7,000,000	$1,019,279	-

Unsecured short-term loans
Bank of Beijing	January 17, 2023	January 17, 2024	3,000,000	436,834	-	4.65%
Total unsecured short-term loans			3,000,000	$436,834	-

Total short-term loans			10,000,000	$1,456,113	-

Secured long-term loans
Long-term loans, current portion
Bank of Beijing	April 6, 2022	April 5, 2026	8,000,000	$1,164,890	$1,124,622	4.8%	3
Huaneng Guicheng Trust Co., Ltd.	August 14, 2022	August 1, 2024	575,000	83,726	80,832	14.4%	4
Huaneng Guicheng Trust Co., Ltd.	December 30, 2022	December 28, 2024	430,000	62,613	-	12.91%	4
Jiangsu Suning Bank	September 2, 2022	September 1, 2024	1,000,000	145,611	140,578	12.0%	5
China Resources Shenzhen Investment Trust Co., Ltd.	July 1, 2022	July 1, 2024	800,000	116,489	112,462	14.4%	6
China Resources Shenzhen Investment Trust Co., Ltd.	April 30, 2021	April 28, 2023	47,620	6,934	46,859	10.8%	6
Total long-term loans, current portion			10,852,620	$1,580,263	$1,505,353
Long-term loans, non-current portion
Huaneng Guicheng Trust Co., Ltd.	December 30, 2022	December 28, 2024	322,500	46,960	-	12.91%	4
Huaneng Guicheng Trust Co., Ltd.	August 14, 2022	August 1, 2024	191,667	27,909	57,988	14.4%	4
Jiangsu Suning Bank	September 2, 2022	September 1, 2024	500,000	72,806	140,578	10.08%	5
China Resources Shenzhen Investment Trust Co., Ltd.	July 1, 2022	July 1, 2024	200,000	29,122	93,719	14.4%	6
Total long-term loans, non-current portion			1,214,167	$176,797	$292,285

Total short-term and long-term loans			22,066,787	$3,213,173	$1,797,638

(1)

The loan is guaranteed by Ms Xinyang Wang, the 100% shareholder of Nongyuan Network, Ms Aihong Wang, sister to Mr Zhengyu Wang, Chairman of the Company, and Mr. Dehong Zhang, a legal representative of Farmmi Food.

(2)	The loan is guaranteed by Mr. Dehong Zhang, a legal representative of Farmmi Food for up to RMB2 million ($291,223).

(3)

The loan is guaranteed by Ms Xinyang Wang, the 100% shareholder of Nongyuan Network, for up to RMB16 million ($2.2 million) of the outstanding principal and interest and is collateralized by a property owned by Ms Xinyang Wang which has a valuation of RMB19.2 million ($2.7 million).

(4)	These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural for up to RMB3 million ($0.4 million) of the outstanding principal and interest.

(5)	This loan is guaranteed by the CEO of the Company, Ms Yefang Zhang on the outstanding principal and interest.

(6)	These loans are guaranteed by a related party, Mr. Dehong Zhang, a legal representative of Farmmi Agricultural for up to RMB3 million ($0.4 million) of the outstanding principal and interest.

Interest expenses amounted to $76,799 and $85,125 for the six months ended March 31, 2023 and 2022, respectively.

F-30

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Convertible promissory notes and derivative liability

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of March 31, 2023 and September 30, 2022, the fair value of this derivative liability was nil and $3.45 million, the change in fair value of derivative liability of $2.1 million and $0.42 million was recorded in other income, respectively. The debt discount was amortized over the term of the convertible promissory note and, as of March 31, 2023 and September 30, 2022 the Company recorded amortization of debt issuance cost of $1.5 million and $48,160 in other expenses, respectively. As of March 31, 2023 and September 30, 2022, the balance of the convertible promissory note, net of amortization, amounted to $6.2 million and $2.18 million, respectively.

Subsequent to September 30, 2022, the Company received comments from the Staff of NASDAQ Listing Qualifications that the Note did not provide for a floor price for the possible future conversions and that a future priced security without a floor price has public interest implications pursuant to NASDAQ Listing Rule 5101 (the “Rule”); management of the Company has determined that the floor price under the Note is assumed to be $0.12, which is calculated based on an 80% discount of the Nasdaq Minimum Price of $0.5785 on the date of the Company’s entry into the Agreement with the Investor; and the Company believes it to be in the best interests of the Company and the shareholders that the Company shall repay the Note in cash in the event conversions would result in the aggregate effective conversion price falling below $0.12.

On April 7, 2023 and May 3, 2023, the Investor redeemed $0.15 million and $0.2 million of the outstanding balance at a conversion price of $0.3645 and $0.3501 and 411,522 and 571,265 ordinary shares were issued as a result of conversion, respectively.

On June 16, 2023 and July 25, 2023, the Investor redeemed $0.2 million and $0.35 million of the outstanding balance at a conversion price of $0.3599 and $0.3622 and 561,955 and 966,316 ordinary shares were issued as a result of conversion, respectively.

F-31

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 —Shareholders’ Equity

Ordinary shares

On September 12, 2020, the authorized share capital of the Company was increased from 20,000,000 ordinary shares of $0.001 par value each to 200,000,000 ordinary shares of $0.001 par value each. On July 22, 2021, the authorized share capital of the Company was increased from 200,000,000 ordinary shares of $0.001 par value each to 600,000,000 ordinary shares of $0.001 par value each. On May 31, 2022, the Company consolidated its ordinary share at the ratio of one-for-twenty-five. The authorized number of ordinary shares was reduced from 600,000,000 ordinary shares, $0.001 par value, to 24,000,000 ordinary shares, $0.025 par value.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2023 and September 30, 2022, the balance of the required statutory reserves was $0.6 million and $1.2 million, respectively.

F-32

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Concentration of major customers and suppliers

For the six months ended March 31, 2023, two major customers accounted for approximately 27.7% and 21.7% of the Company’s total sales. For the six months ended March 31, 2022, one major customer accounted for approximately 39% of the Company’s total sales. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2023, two major customers accounted for approximately 57% and 26.5% of the Company’s accounts receivable balance. As of September 30, 2022, two major customers accounted for approximately 65% and 34% of the Company’s accounts receivable balance.

For the six months ended March 31, 2023, four major suppliers accounted for approximately 16.7%, 15.7%, 12.8% and 12.2% of the total purchases. For the six months ended March 31, 2022, three major suppliers accounted for approximately 33%, 15% and 12% of the total purchases.

As of March 31, 2023, five major suppliers accounted for approximately 27.0%, 26.5%, 20.7%, 13.8% and 10.4% of the Company’s advances to suppliers balance. As of September 30, 2022, four major suppliers accounted for approximately 35%, 26%, 15% and 15% of the Company’s advances to suppliers’ balance.

Note 11 — Leases

The Company rent its factories in Lishui City Zhejiang Province from a related party, Zhejiang Tantech Bamboo Technology Co., Ltd., for processing dried edible fungi and a floor in an office building in Hangzhou from third parties.

As of March 31, 2023 and September 30, 2022, the remaining average lease term was an average of 7.5 years and 8.2 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 10.1% per annum and 10.0% per annum, as of March 31, 2023 and September 30, 2022, respectively.

F-33

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Leases (continued)

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2023	2022
Right-of-use assets under operating leases	$579,901	$534,351

Operating lease liabilities, current	70,621	46,543
Operating lease liabilities, non-current	523,988	517,156
Total operating lease liabilities	$594,609	$563,699

As of
March 31,
2023
For the remaining months of fiscal 2023	$64,221
Fiscal 2024	125,243
Fiscal 2025	105,149
Fiscal 2026	105,149
Fiscal 2027	105,149
Thereafter	351,807
Total Future minimum lease payments	856,718
Less: Imputed interest	(262,109)
Total	$594,609

Note 12 — Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

F-34

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Segment reporting (continued)

The following table presents revenue by major product categories (from third parties and related party) from the Company’s continuing operations for the six months ended March 31, 2023 and 2022, respectively:

	For the six months ended March 31,
	2023	2022
Tapioca	$31,472,734	-
Corn	9,334,913	10,209,876
Shiitake	8,841,248	10,009,944
Mu Er	7,540,236	10,854,307
Cotton	1,893,711	10,283,106
Corn starch	1,354,432	-
Other edible fungi	110,000	778,482

Total	$60,547,274	$42,135,715

All of the Company’s long-lived assets are located in PRC. As the Company generates all of its revenue in PRC, no geographical segments are presented.

Note 13 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of related party	Relationship to the Company	Nature of transactions
Forasen Group Co., Ltd. ("Forasen Group")	Owned by Mr Zhengyu Wang, the Chairman of Board of Directors of the Company	Purchases from the Company
Zhejiang Tantech Bamboo Technology Co., Ltd	Under common control of Mr Zhengyu Wang and Ms Yefang Zhang, CEO of the Company	Lease factory building to the Company; purchases from the Company
Hangzhou Forasen Technology Co., Ltd	Controlled by Mr. Zhengyu Wang	Sublease of office space from the Company.
Xinyang Wang	Shareholder of Nongyuan Network	Provide guarantees and a real property as additional security for certain loans.
Dehong Zhang	Ms Yefang Zhang's, CEO of the Company, brother	Provide guarantees as an additional security for certain loans
Ms Aihong Wang	Mr Zhengyu Wang's, the Chairman of Board of Directors of the Company, sister.	Provide a guarantee as an additional security for a revolving loan

F-35

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Related party transactions (continued)

Due from related parties consisted of the following:

	As of	As of
	March 31,	September 30,
	2023	2022
	(unaudited)
Xinyang Wang	-	$59,983
Zhejiang Yili Yuncang Holding Group Co., Ltd	$13,350	-
FarmNet	4,100	-
Epakia Canada Inc	2,996	-
Dehong Zhang	146	-
Shanghai Zhongjian Yiting Medical Health Technology Partnership	328	-
Total	$20,920	$59,983

As of March 31, 2023, balances due from related parties mainly consisted of payment of expenses on behalf of related parties.

Due to related parties consisted of the following:

	As of	As of
	March 31,	September 30,
	2023	2022
	(unaudited)
Zhejiang Tantech Bamboo Technology Co., Ltd.	$1,087	$948
Forasen Holdings Group Co., Ltd	178	-
Total	$1,265	$948

As of March 31, 2023, due to related parties mainly consisted of water and electricity expenses payable to related parties during the Company’s normal course of business. These payables were non-interest bearing and due on demand.

Sales to related parties

The Company periodically sells merchandise to its related parties during the ordinary course of business. For the six months ended March 31, 2023 and 2022, the Company recorded sales to related parties of nil and $1,050, respectively.

Operating lease from related parties

The following table summarizing operating leases with related parties, Zhejiang Tantech Bamboo Technology Co., Ltd., detailing lease begin date, lease end date, leasing purpose, leasing areas in square meters, annual rent in RMB and its equivalent in USD.

Zhejiang Tantech Bamboo Technology Co., Ltd.	Lease No 1	Lease No. 2	Lease No. 3
Lease begin date	August 1, 2021	July 14, 2021	March 1, 2023
Lease end date	July 31, 2031	July 13, 2031	February 29, 2028
Leasing purpose	Factory building	Factory building	Office	Total
Annual rent in RMB	168,854	421,431	131,835	722,120
Annual rent in USD	$24,220	$60,448	$18,910	$103,578
Area (in square meters)	1,180	1,914	479	3,573

For the six months ended March 31, 2023 and 2022, the Company recorded lease expense of $43,910 and $13,278, respectively.

F-36

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Related party transactions (continued)

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639). This lease was terminated on February 14, 2022.

For the six months ended March 31, 2023 and 2022, the Company recorded lease income of nil and $21,555, respectively.

Guarantees and collaterals provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 7). The Company’s related party also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 7).

Note 14 – Subsequent events

1.On July 12, 2023, the Company entered into a securities purchase agreement with certain purchasers (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Company, an aggregate of 21,052,632 ordinary shares, par value $0.025 per share of the Company, at a price of $0.38 per share for aggregate gross proceeds of $8 million (the “Transaction”).

On July 18, 2023, the Company closed the Transaction.

2.Subsequent to March 31, 2023, the Company entered into 13 loan agreements with five financial institutions and obtained a total of $1.5 million short-term loans from one financial institution at a weighted average effective interest rate of 3.5% per annum and weighted average of one year loan period; and a total of $0.7 million long-term loans from four financial institutions at a weighted average effective interest rate of 2.6% per annum and weighted average of two years loan period. These loans are all guaranteed by a related party, Mr. Dehong Zhang, Ms Yefang Zhang's, CEO of the Company, brother, for the outstanding principal and interest and is collateralized by a property owned by Mr. Dehong Zhang for additional security.

3. On April 7, 2023 and May 3, 2023, the Investor redeemed $0.15 million and $0.2 million of the outstanding balance at a conversion price of $0.3645 and $0.3501 and 411,522 and 571,265 ordinary shares were issued as a result of conversion, respectively.

On June 16, 2023 and July 25, 2023, the Investor redeemed $0.2 million and $0.35 million of the outstanding balance at a conversion price of $0.3599 and $0.3622 and 561,955 and 966,316 ordinary shares were issued as a result of conversion, respectively.

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